UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42796

Nasus Pharma Ltd.

P.O. Box 284

Tel Aviv, Israel 6100201

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Appointment of Chief Executive Officer

On July 27, 2026, Nasus Pharma Ltd. (the “Company”) appointed Mr. Brendan P. O’Grady to serve as the Company’s Chief Executive Officer (“CEO”). In connection with Mr. O’Grady’s appointment as CEO, Nasus Pharma Inc. entered into an employment agreement with Mr. O’Grady, dated as of July 27, 2026. Mr. O’Grady’s employment with the Company commences immediately.

Prior to joining the Company, from May 2024 to October 2025, Mr. O’Grady served as Chief Executive Officer of Assertio Holdings, Inc. (Nasdaq: ASRT). From June 2022 to February 2024, Mr. O’Grady served as Chief Executive Officer of the Global Formulations Business at Glenmark Pharmaceuticals Ltd. (NSE: GLENMARK). Prior to that, from August 2021 to June 2022, Mr. O’Grady served as Chief Growth and Commercial Officer of American Well Corporation (NYSE: AMWL). Between 2001 and 2021, Mr. O’Grady held various positions at Teva Pharmaceutical Industries Ltd. (NYSE: TEVA), most recently serving as Chief Executive Officer and President of Teva USA and Executive Vice President, North America Commercial. Earlier in his career, Mr. O’Grady held various positions at Sanofi S.A. (Nasdaq: SNY). Mr. O’Grady holds a Bachelor of Science degree in Management Science, with a concentration in Marketing, from the State University of New York and a Master of Business Administration degree from Baker University.

On July 28, 2026, the Company issued a press release titled “Nasus Pharma Appoints Pharmaceutical Industry Veteran Brendan P. O’Grady as Chief Executive Officer to Lead Strategic Growth,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

Departure of Chief Executive Officer

On July 24, 2026, the Company’s entered into a mutual separation agreement with Mr. Dan Teleman, pursuant to which he agreed to resign from his position of Chief Executive Officer of the Company and from the Company’s Board of Directors, effective July 22, 2026. Mr. Teleman’s employment with the Company will continue through the expiration of the contractual notice period provided under his employment agreement. During such period, Mr. Teleman will not perform his day-to-day responsibilities but will remain reasonably available to assist with the transition to the incoming Chief Executive Officer and provide consultation as reasonably requested by the Chairman of the Company’s Board of Directors or the Company’s Board of Directors. Mr. Teleman’s resignation was not related to any disagreement with the Company on any matter relating to its operations, policies or practices.

The Company’s Board of Directors appointed Mr. O’Grady to fill the vacancy on the Board of Directors as a result of Mr. Teleman’s resignation and will serve as a Class III director until the Company’s 2028 annual general meeting of shareholders. In addition, Mr. O’Grady’s compensation package was approved by the Board of Directors, and remains subject to the approval of the Company’s shareholders. In connection with this appointment, the Company expects to enter into its standard form of indemnification and exemption agreement with Mr. O’Grady on the same terms as the indemnification and exemption agreements previously entered into between the Company and each of its directors and executive officers. There are no related party transactions involving Mr. O’Grady required to be disclosed under Item 7.B of Form 20-F.

Corporate Presentation

On July 28, 2026, the Company made available an updated corporate presentation on its website. A copy of the corporate presentation is attached hereto as Exhibit 99.2 to this Report of Foreign Private Issuer on Form 6-K.

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K (excluding (i) the second, third and fourth paragraphs of the press release included as Exhibit 99.1 hereto and (ii) Exhibit 99.2) is incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-296252), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer on Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated July 28, 2026 titled “Nasus Pharma Appoints Pharmaceutical Industry Veteran Brendan P. O’Grady as Chief Executive Officer to Lead Strategic Growth”
99.2	Corporate Presentation, dated July 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NASUS PHARMA LTD.

Date: July 28, 2026	By:	/s/ Eyal Rubin
	Name:	Eyal Rubin
	Title:	Chief Financial Officer

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